SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業控股有限公司 A Member of SIIC

Our Ref: SIHL/ADR/06

By Courier

16th October 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


06017547

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of the announcement dated 13th October 2006 in respect of the connected transactions pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067



South China Morning Post
Publication Date : 16th October 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CORPORATE FINANCE

CONNECTED TRANSACTIONS
PROVISION OF FINANCIAL ASSISTANCE

The board of Directors of the Company announces that on 13th October 2006, the board of directors of SI United, a subsidiary of the Company, agreed to provide guarantee for a bank loan of RMB20,000,000 to be made available to Guangdong Techpool. SI United had also provided guarantee in favour of a bank on 30th March 2006 in respect of a bank loan of Guangdong Techpool in the amount of RMB10,000,000.

Guangdong Techpool is an indirect non wholly-owned subsidiary of the Company. One of Guangdong Techpool's directors together with his associate hold 39.1785% equity interest in Guangdong Techpool. Guangdong Techpool is thus a connected person of the Company within the meaning of the Listing Rules by virtue of the above. Accordingly, the financial assistance provided by SI United to Guangdong Techpool by way of provision of guarantees in respect of certain bank loans constitutes connected transactions for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

As the relevant percentage ratios represented by such aggregate amount of the Guarantees exceed 0.1% but are less than 2.5% as determined in accordance with Rule 14A.66(2)(a) of the Listing Rules, the provision of financial assistance is exempt from the independent shareholders' approval requirements but is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

PROVISION OF FINANCIAL ASSISTANCE

The board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that on 13th October 2006, the board of directors of Shanghai Industrial United Holdings Co., Ltd. ("SI United"), a subsidiary of the Company, agreed to provide guarantee in favour of Bank of Communications, Guangzhou Dongshan Branch ("BOC") in respect of a bank loan in the amount of RMB20,000,000 to be made available to Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool"). Taking into account the guarantee given by SI United in favour of Industrial & Commercial Bank of China, Guangzhou New Technology Development Zone Branch ("ICBC") on 30th March 2006 in respect of a bank loan of Guangdong Techpool in the amount of RMB10,000,000, the aggregate guarantee amount given by SI United for bank loans of Guangdong Techpool would be RMB30,000,000 (the "Guarantees").

Borrower : Guangdong Techpool, owned by SI United and its subsidiary as to 51% in total and is an indirect non wholly-owned subsidiary of the Company

Lenders : (1) ICBC; and
(2) BOC
(collectively as the "Banks")

Guarantor : SI United, an indirect non wholly-owned subsidiary of the Company

Bank Loans : (1) the RMB10,000,000 bank loan made available by ICBC for the period from 30th March 2006 to 22nd March 2007; and
(2) the RMB20,000,000 bank loan to be made available by BOC for a period of one year from the entering into of the loan agreement.
(collectively as the "Bank Loans")

The terms of the loan agreements in respect of the Bank Loans are on normal commercial terms and that the interest rate thereon is comparable to the prevailing market rate. The Bank Loans are repayable upon expiry of the term of the respective loan agreements.

Guarantee Amount : SI United provided/will provide guarantees in the amount of (1) RMB10,000,000 in favour of ICBC ("First Guarantee") and (2) RMB20,000,000 in favour of BOC ("Second Guarantee") respectively in respect of the Bank Loans. In the circumstances Guangdong Techpool fails to repay the respective Bank Loans and any interest and expenses thereon, SI United is obligated to repay such amount under the Guarantees. There are no fees or commission payable by Guangdong Techpool to SI United for the provision of the Guarantees.

Counter Indemnities : Guangdong Techpool shall indemnify SI United for any loss which may be incurred by it in connection with or arising from the provision of the Guarantees as a result of any non-repayment of the Bank Loans and any interest and expenses thereon by Guangdong Techpool. In addition, the following counter indemnities were/will be pledged with SI United:

(1) The First Guarantee was pledged with assets of Guangdong Techpool, inter alia, raw materials and packaging goods with an unaudited book value of RMB14,000,000 as at 28th February 2006 in favour of SI United as counter-indemnities.
(2) The Second Guarantee will be pledged with assets of Guangdong Techpool, inter alia, equipment and inventories with an unaudited book value of RMB24,110,000 as at 31st August 2006 in favour of SI United as counter-indemnities.
(collectively as the "Counter Indemnities")

REASONS FOR THE TRANSACTIONS

The purpose of the Guarantees provided by SI United is to enable Guangdong Techpool, a subsidiary of SI United, to obtain the Bank Loans so as to support its normal business operations. SI United is a company listed on the A Shares Market of the Shanghai Stock Exchange. Generally, banks are more confident in the financial position of the listed companies and therefore the Banks requested SI United, which is the immediate holding company of Guangdong Techpool to provided guarantees for the Bank Loans. The Group is of the view that the terms of the Guarantees provided by SI United as requested by the Banks are similar to those offered by other banks and are on normal commercial practice. In view of the above and the provision of the Counter Indemnities to SI United by Guangdong Techpool, the Directors (including the independent non-executive Directors) are of the view that the terms of the Guarantees are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONNECTED TRANSACTIONS

Guangdong Techpool is an indirect non wholly-owned subsidiary of the Company. One of Guangdong Techpool's directors together with his associate hold 39.1785% equity interest in Guangdong Techpool. Guangdong Techpool is thus a connected person of the Company within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") by virtue of the above. Accordingly, the financial assistance provided by SI United to Guangdong Techpool by way of provision of the Guarantees in respect of the Bank Loans constitutes connected transactions for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules. To the best knowledge of the Company, the Banks are parties independent of and not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates.

As the relevant percentage ratios represented by such aggregate amount of the Guarantees exceed 0.1% but are less than 2.5% as determined in accordance with Rule 14A.66(2)(a) of the Listing Rules, the provision of financial assistance is exempt from the independent shareholders' approval requirements but is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Guangdong Techpool is engaged in research, development, manufacture and sale of bio-pharmaceutical products.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 13th October 2006

As at the date of this announcement, the board of [illegible]rs of the Company comprises eight executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING [illegible]g De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; and three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.